UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 7, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

CK Hutchison and VimpelCom complete Italy Joint Venture transaction

7 November 2016, Hong Kong and Amsterdam: CK Hutchison Holdings Ltd. (“CK Hutchison”), parent company of 3 Italia S.p.A. (“3 Italia”), and VimpelCom Ltd. (“VimpelCom”), parent company of Wind Telecomunicazioni S.p.A. (“WIND”), announce that they have completed the transaction to combine their businesses in Italy.

3 Italia and WIND are now formally under the joint ownership of CK Hutchison and VimpelCom.

CK Hutchison and VimpelCom also confirm that Maximo Ibarra, the current Chief Executive Officer of WIND, will lead the joint venture, supported by Dina Ravera, who will serve as Merger Integration Officer, and Stefano Invernizzi, who will serve as Chief Financial Officer. Vincenzo Novari, the current CEO of 3 Italia, will be appointed as special adviser to CK Hutchison.

Commenting on the completion, Canning Fok, CK Hutchison Group Co-Managing Director, said: “Today marks a major milestone in the development of Italy’s digital economy. Not only will the transaction create a strong new competitor in the Italian market, it will also provide significant additional investment to drive development of Italy’s digital infrastructure. This will bring benefits to businesses and consumers across Italy - through greater reliability, coverage and speed - whilst ensuring Italy remains at the cutting-edge of the global digital economy.”

Jean-Yves Charlier, Chief Executive Officer of VimpelCom, said: “We are pleased that we can now bring WIND and 3 Italia together to build a world-class 4G/LTE network in Italy. The merged business, its management team and governance are ready to launch a new era of telecommunications services in Italy. Customers will see real benefits in terms of call quality and strengthened data services as soon as 2017, as the two companies integrate their networks and combine their engineering prowess. The new company looks forward to delivering on the EUR 700 million run-rate of annualized Opex and Capex synergies that the transaction will bring.”

Through the combined business, CK Hutchison and VimpelCom will create a strong new operator in Italy, driving competition in the market and serving over 31 million mobile customers and 2.7 million fixed line customers. The joint venture will be positioned as a truly converged operator through its cooperation with Enel Open Fiber. The transaction is one of the largest M&A transactions to be done in Italy since 2007.

About CK Hutchison

CK Hutchison is a multi-national conglomerate headquartered in Hong Kong and listed on the Hong Kong Stock Exchange Limited with 270,000 employees in over 50 countries. CK Hutchison has five core businesses: ports and related services, retail, infrastructure, energy and telecommunications. The telecommunications division includes mobile and fixed line operations in Hong Kong and Macau, mobile operations in Indonesia, Vietnam and Sri Lanka, and in Europe, mobile operations in Austria, Denmark, Ireland, Italy, Sweden and the United Kingdom.

For more information visit: www.ckh.com.hk

About VimpelCom Ltd.

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Warid”, “Kyivstar”, “banglalink” and “Telecel” brands. Follow us on Twitter @VimpelCom, visit blog.vimpelcom.com or visit our website www.vimpelcom.com.

Media Contacts:

VimpelCom

Media and Public Relations Neil Moorhouse Tel: +31 20 79 77 200 pr@vimpelcom.com	Investor Relations Massimiliano Cominelli Tel: +31 2079 77200 ir@vimpelcom.com

CK Hutchison Holdings Limited Hans Leung Tel: +852 2128 1370 hansl@ckh.com.hk

Cautionary statement regarding forward-looking statements

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, anticipated benefits from the Italy Joint Venture transaction, including network improvements and synergies; and future market developments and trends. Any statement in this announcement that expresses or implies VimpelCom’s or CK Hutchison’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve risks and uncertainties, including, without limitation, the possibility that: the expected benefits of the transaction may not materialize as expected or at all, due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the synergies anticipated; the businesses of either or both of 3 Italia or Wind may not perform as expected due to uncertainty or other market factors; and other risks and uncertainties beyond the parties’ control may materialize. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2015, and other public filings made by VimpelCom with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom and CK Hutchison each expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this release.